Exhibit 99.2

SOLOWIN HOLDINGS

(the “Company”)

PROXY FOR EXTRAORDINARY GENERAL MEETING OF MEMBERS

Solicited on Behalf of the Board of Directors of the Company for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”) to be held on December 13, 2024, at 10:00 a.m. Hong Kong time (December 12, 2024, 9:00 p.m. Eastern Time), at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

The undersigned hereby acknowledges receipt of the notice of the Extraordinary Meeting and the proxy statement, each dated November 12, 2024, and appoints Ling Ngai Lok, Shing Tak Tam and Lili Liu, and each of them, with full power of substitution, to act as proxies for the undersigned and authorizes them to represent and vote all of the ordinary shares of the Company that the undersigned is entitled to vote at the Extraordinary Meeting, and any adjournment or postponement thereof, with respect to all of the matters set forth below, and with discretionary authority as to any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business on November 11, 2024 (Eastern Time) (the “Record Date”). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

PROPOSAL – RE-DESIGNATION OF SHARE CAPITAL AND ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(A)	the authorized share capital of the Company be and is hereby re-designated as follows:

From: US$100,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.0001 each;

To: US$100,000 divided into 950,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each;

By: the re-designation and re-classification of 942,060,000 unissued ordinary shares of a nominal or par value of US$0.0001 each into 942,060,000 Class A ordinary shares of a nominal or par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 41,960,000 unissued ordinary shares of a nominal or par value of US$0.0001 each into 41,960,000 Class B ordinary shares of a nominal or par value of US$0.0001 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members; and

By: the re-designation and re-classification of 15,980,000 issued ordinary shares of a nominal or par value of US$0.0001 each into 7,940,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 8,040,000 Class B ordinary shares of a nominal or par value of US$0.0001 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
CEDE & Co	4,980,000	4,980,000 Class A Ordinary Shares
Vulcan Worldwide Holdings Limited	2,960,000	2,960,000 Class A Ordinary Shares
Fortune Dynasty Global Limited	3,960,000	3,960,000 Class B Ordinary Shares
Gemini Asia Holdings Limited	4,080,000	4,080,000 Class B Ordinary Shares

(B)	that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members.

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of each of the proxies on any other matters that properly comes before the Extraordinary Meeting.

Your vote matters- here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team15

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote in person at the EXTRAORDINARY meeting: You can attend the Extraordinary Meeting and vote in person. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your ordinary shares indicating that you were the beneficial owner of the Company’s ordinary shares on the Record Date for voting at the Extraordinary Meeting.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If ordinary shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Dated:

Shareholder Name:

Signature of Shareholder:

Signature of Joint Shareholder: